UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

     Q1 2020 Earnings PresentationMay 7, 2020

 DISCLAIMER  Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2019 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us. Forward-looking statements include, but are not limited to, statements relating to: expected amounts, payments and closing timelines for investments; business synergies from investments; project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including from project debt refinancing; net corporate leverage based on CAFD estimates; debt refinancing; ESG initiative improvement; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from debt refinancing; the impact of COVID-19 and the ongoing economic crisis; dividends; and various other factors, including those factors discussed under “Item 1.A—“Risk Factors” in our Quarterly Report for the three-month period ended March 31, 2020 furnished on Form 6-K on the date hereof and “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2019 filed on Form 20-F. The CAFD and other guidance incorporated into this presentation are estimates as of February 27, 2020. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its FY 2019 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law. Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information. In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Q1 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

Key Messages

No material impact from Covid-19 situation as of today

+5.4% year-over-year CAFD growth in Q1 2020 up to $47.6 million

Adj. EBITDA incl. unconsolidated affiliates[1] decreased by 8.4% mostly due to FX and lower solar radiation in EMEA

Q1 2020 dividend of $0.41 per share

~$320 million Green Private Placement closed in April 2020 with ~$10 million interest cost improvement per year starting in 2021

Continued delivery on accretive growth strategy:

- Option to buy **Solana's** tax equity investor **extended**
- Creation of a **Renewable Energy Growth Platform** with financial partners in Chile
- **PTS** reached **COD,** expected **closing** by **Q3 2020**
- **$143 million recap** closed and available for new **investments**

(1) Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 30).

3

Q1 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

COVID-19 UPDATE

No material impact from Covid-19 as of today

Health and Safety remains our top priority

- ✓ Reinforced safety measures and protocols
- ✓ Situation at the plants closely monitored
- ✓ 100% office employees working remotely with no disruptions

We continue to provide reliable service to our clients

- ✓ No significant disruptions in availability or production due to COVID-19
- ✓ Managing Supply Chain:
  - Increased purchases of spare parts and equipment required for operations
  - No material impact, some delays in certain maintenance activities

Resilient business model

- ✓ All our assets are subject to long-term contracted, take-or-pay and/or regulated revenues
- ✓ Strong financial position, with long-dated debt maturities
- ✓ Nevertheless, difficult to forecast potential future impacts

4

     1. Financial Results  Sustainable Infrastructure

       HIGHLIGHTS+5% CAFD Growth in Q1 2020  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 30).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 32).  First Quarter  US $ in millions     2020    2019    ∆ Reported    ∆ Excluding FX impact  Revenue    210.4    221.5    (5.0)%    (3.0)%  Adjusted EBITDA incl. unconsolidated affiliates1    166.0    181.1    (8.4)%    (6.4)%   Margin2    79%    82%          CAFD    47.6    45.1    +5.4%

 WATER    Q1 2020  Q1 2019  ∆  6.6  5.8  +15%  5.9  5.5  +7%  90%  95%    RENEWABLES  Q1 2020  Q1 2019  ∆  150.8  156.8  (4)%  113.7  123.5  (8)%  75%  79%    EFFICIENT NATURAL GAS  Q1 2020  Q1 2019  ∆  26.4  34.0  (22)%  24.5  30.5  (20)%  93%  90%    TRANSMISSION  Q1 2020  Q1 2019  ∆  26.6  24.9  +7%  21.9  21.7  +1%  82%  87%        HIGHLIGHTSPerformance by Sector and Region  By Sector  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2  EMEA    NORTH AMERICA    Q1 2020  Q1 2019  ∆  59.3  60.4  (2)%  52.7  50.9  +4%  89%  84%    SOUTH AMERICA    Q1 2020  Q1 2019  ∆  115.5  127.5  (9)%  84.9  102.0  (17)%  74%  80%    By Region  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2    Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 30).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 32).  Q1 2020  Q1 2019  ∆  35.7  33.5  +6%  28.4  28.2  +1%  80%  84%

 Includes curtailment in wind assets for which we received compensation.Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.Electric availability refers to operational MW over contracted MW. Major maintenance overhaul in ACT held in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per contract. GWh produced also includes 30% production from Monterrey since August 2019.Includes 30% share of the investment in Monterrey since August 2, 2019.Availability refers to actual availability divided by contracted availability.  KEY OPERATIONAL METRICSSteady Operational Performance  WATER    RENEWABLES  TRANSMISSION          EFFICIENT NATURAL GAS          Q1 2020    Q1 2019  Availability5  101.8%    99.8%  Mft3 in operation2  10.5    10.5    Q1 2020    Q1 2019  GWh produced1  526      MW in operation2  1,496    1,496    Q1 2020    Q1 2019  GWh produced3  644      Electric availability3  102.4%    87.1%  MW in operation4  343    300    Q1 2020    Q1 2019  Availability5  99.9%    99.9%  Miles in operation  1,166    1,152  581  383

 CASH FLOWStable Operating Cash Flow  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 30).Includes proceeds for $7.4 million Q1 2019 related to the amounts received by Solana in relation to the consent with the DOE. Consolidated cash as of March 31, 2020 increased by $127.4 million vs December 31, 2019 including FX translation differences of $(17.3) million.  First Quarter  US $ in millions       2020    2019  Adjusted EBITDA incl. unconsolidated affiliates1      166.0    181.1  Share in Adjusted EBITDA of unconsolidated affiliates      (3.6)    (2.0)  Net interest and income tax paid      (11.4)    (13.9)  Variations in working capital       (59.3)    (54.5)  Non-monetary adjustments and other      (6.0)    (13.8)  OPERATING CASH FLOW      85.7    96.9                          INVESTING CASH FLOW2      (0.8)    (22.2)  FINANCING CASH FLOW       59.8    (44.7)  Net change in consolidated cash3      144.7    30.0

Q1 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

NET DEBT

Conservative Corporate Leverage

NET DEBT POSITION[1]

US $ in millions	As of Mar. 31, **2020**	As of Dec. 31, **2019**
Corporate Net Debt[2]	652.4	657.8
Project Net Debt[3]	4,241.9	4,355.6

2.4x

Corporate net debt / CAFD pre corporate debt service[4]

(1) Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.
(2) Corporate Net Debt defined as indebtedness where Atlantica Yield Plc is the primary obligor minus cash and cash equivalents held at Atlantica Yield plc.
(3) Project Net Debt is defined as indebtedness where one of our subsidiaries is the primary obligor minus cash and cash equivalents held by one of our subsidiaries.
(4) Net corporate leverage calculated as corporate net debt divided by midpoint 2020 CAFD guidance before corporate debt service.

10

     2. Strategic Update  Sustainable Infrastructure

 STRATEGIC UPDATEHealthy Balance Sheet and Strong Liquidity    Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term  >$400 million  @ 31/03/20  Corporate Liquidity  ~4.7 years average maturity1 of current corporate debt  RCF’s maturities in 2021 and 2022, we intend to seek renewal as usual ~$406 million available liquidity, out of which $155 million is corporate cash as of March 31, 2020Corporate debt maturities in 2025 and 2026  Corporate Debt Maturities1  RCF  As of May 7, 2020

Q1 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

GROWTH STRATEGY

Accretive Growth Strategy Update

1

Solana's TEI Acquisition



Option extended until August 2020

2

PTS acquisition



COD reached in **Q1 2020**

Closing of the investment expected by late **Q2 / Q3 2020**

3

Renewable Energy Platform in Chile

Creation of a renewable energy platform with financial partners in Chile	• 36% ownership: strategic partner • Long list of pipeline opportunities




Chile
Córdoba
Santiago
Buenos Aire
Argentina
Par

First Investment

- **Acquisition of a ~50 MW solar PV plant**
- **Excellent solar resource**
- **Good operating track record**
- **$5 million first investment**

13

Q1 2020 Earnings Presentation
FINANCING

Atlantica Sustainable Infrastructure

New Green Project Financing to Fund New Investments

~$143 million[1] Recap

Highlights of the New Green Financing

Green Loan Principles

$143 million Recap Already Available

1. **Entered into by the Holding Company of certain of our Spanish solar assets**
   - Non-recourse to Atlantica. Guaranteed by assets' distributions
   - Existing non-recourse projects' debt remains in-place
2. **Attractive conditions**
   - ~3.1% interest cost[2]
   - 75% bullet in year 5 and 25% amortized
3. **Green Financing in compliance with 2018 Green Loan Principles**

Net proceeds to be used for new investments

Capital for growth without increasing corporate leverage

Leveraging on our core ESG focus

(1) Green secured finance denominated in Euros, net of 2020 debt service and fees. Amount of the facility has been converted to U.S. dollars for reporting purposes at an EUR/USD exchange rate of 1.10.
(2) The interest rate for the loan is a floating rate based on six-month EURIBOR plus a margin of 3.25%. Additionally, we have hedged the floating rate with a cap at 0% strike.

14

 DIVIDEND Q1 2020 Dividend1 of $0.41 per share  Quarterly dividends declared by the Board of Directors and paid during the following quarter.   On May 6, 2020, the Board of Directors declared a dividend of $0.41 per share corresponding to the first quarter of 2020 The dividend is expected to be paid on June 15, 2020, to shareholders of record as of June 1, 2020

     3. Appendix  Sustainable Infrastructure

Q1 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

ESG FOCUS

Good Progress on our ESG Commitments

Commitment to maintain 80% of our **revenues** generated from **low-carbon footprint** assets

Improved ESG Ratings in 2019

SUSTAINALYTICS

9.7 ESG Risk Score
"Negligible Risk"[1]

Performance	Rank	Percentile
Renewable Power Production	**1** out of 48	**1st**
Utilities	**1** out of 442	**1st**
Global Universe	**58** out of 12,228	**1st**

CDP DISCLOSURE INSIGHT ACTION

"B" rating[1]

- ✓ Rating issued in January 2020
- ✓ Risk score improved versus last year

Reduction of GHG Emissions


14%
2018
2019

- **14% reduction** of GHG emissions
- Reporting **Scope 1, 2** and **3**
- **4.7** million tons of CO2 emissions **avoided**[2]

Active Player in Green Financing

We have issued in the last 12 months:

- A **Green Project Finance Facility**
- A **Green Private Placement**
- An **ESG-linked Financial Guarantee Line**

(1) According to Sustanalytics ESG Risk Rating Summary Report dated February 12, 2020 and CDP Score Report - Climate Change 2019. For further information please see both reports on our website.
(2) Calculated taking into account GHG emissions Scope 1 and 2 and energy generation of our power generation assets, both electric and thermal energy. The GHG Equivalences Calculator uses the Avoided Emissions and Generation Tool (AVERT) U.S. national weighted average CO2 marginal emissions rate to convert reductions of Kilowatt-hours into avoided units of carbon dioxide emissions.

17

Q1 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

LONG-TERM STABLE CASH FLOW

Strong Portfolio of Assets


Year
2020 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49
Chile TL3 49
ATS 44
Solana 43
ATN 41
Mojave 39
Solaben 1 38
Solaben 6 38
Monterrey 38
Solaben 2 37
Solaben 3 37
Solacor 1 37
Solacor 2 37
Helios 1[3] 37
Helios 2[3] 37
Palmucho 37
Honaine 37
Helioenergy 1[4] 36
Helioenergy 2[4] 36
Seville PV 36
Melowind 35
Solnova 1 35
Solnova 3 35
Solnova 4 35
Kaxu 35
Quadra 1 35
Quadra 2 35
Palmatir 34
Cadonal 34
Skikda 34
PS 20 34
ATN 2 33
ACT 33
PS 10 32
Mini-Hydro 32
OF YEARS
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
Project debt term
Contract term[2]
Weighted Average Life

PPAs with predefined prices for ~18 years on average[1]

Tails in most assets after debt amortization

Refinancing opportunities could increase CAFD in earlier years

Possibility to extend life in many assets (excluding ATN and ATS)

(1) Represents weighted average years remaining as of December 31, 2019, and includes the acquisitions of new assets closed as of December 31, 2019.

(2) Regulation term in the case of Spain and Chile TL3.

(3) Mini-perm structure: semiannually sculpted debt service payments using an underlying tenor of 15 years but with contractual legal maturity in 2028.

(4) Weighted average maturity of the different debt tranches.

18

 FINANCINGSelf-Amortizing Project Debt Structure  Key principle: non-recourse project financing in ring-fenced subsidiaries100% project debt self-amortizing progressively before the end of the contracted lifeLow interest rate risk, with +90% of interest rates fixed or hedged    >$1.1B planned debt reduction in the next 4 years

 Includes short-term financial investments. Exchange rates as of March 31, 2020 (EUR/USD = 1.1031) and December 31, 2019 (EUR/USD = 1.1213).Restricted cash is cash which is restricted generally due to requirements of project finance lenders.  US $ in millions2  As of March 312020    As of Dec. 312019  Corporate cash at Atlantica  154.9    66.0  Existing available revolver capacity  251.0    341.0  Total Corporate Liquidity  405.9    407.0          Cash at project companies1  535.3    531.5   - Restricted3  331.9    373.6   - Other  203.4    157.9  LIQUIDITYStrong Liquidity Position1

Q1 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

CORPORATE DEBT DETAILS

Corporate Debt as of March 31, 2020

No significant maturities in the short term

US $ in millions[1]		Maturity	Amounts[2]
Credit Facilities	(2022 Revolving CF)	2022[3]	**171.9**
	(Other facilities)[4]	2020 / 2021	**37.4**
2017 NIFA[5] (€ denominated)	(Note 1)	Repaid in April 2020	**99.7**
	(Note 2)		**99.0**
	(Note 3)		**99.0**
2019 NIFA[5] (€ denominated)		2025	**300.3**
Total			**807.3**

Repaid in full in April 2020, with the proceeds of the **New Green Senior Secured Notes** maturing in 2026	2026	**319.9**

(1) Exchange rates as of March 31, 2020 (EUR/USD = 1.1031).
(2) Amounts include principal amounts outstanding and interests to be paid in the short term.
(3) Total RCF limit of $425 million: $37.5 million with maturity in 2021 and $387.5 million in 2022.
(4) Other facilities include other credit lines and the commercial paper program issued in October 2019.
(5) NIFA means Note Issuance Facility Agreement. 2017 NIFA refers to the senior secured note facility dated February 10, 2017, of €275 million. 2019 NIFA refers to the senior secured note facility dated April 30, 2019, of Euro equivalent of $300 million.

21

Q1 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

BOARD COMPOSITION

Strong Corporate Governance

Board



- **Independent Board**
  - 4 independent Directors plus CEO
  - 3 Algonquin
  - Algonquin's voting rights and director appointment rights limited to 41.5%
- **Board strengthening with increased diversity**
  - Deep and diverse experience and expertise: Independence, public boards, C-suite, infrastructure/renewables, ESG, M&A,...
  - 25% of the directors are women
- **Will focus on continuing to execute on strategic plans**
- **No IDRs and only one class of shares**

Ensuring that Atlantica benefits from strong corporate governance and effective Board oversight in the best interests of Atlantica and all of its shareholders….

22

Q1 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter

Key Financials

US $ in thousands	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019	1Q20
Revenues	**225,265**	**287,848**	**323,812**	**206,897**	**1,043,822**	**221,452**	**283,338**	**293,373**	**213,289**	**1,011,452**	**210,403**
F.A. EBITDA margin (%)	*79.8%*	*91.5%*	*83.7%*	*69.7%*	*81.5%*	*81.8%*	*80.9%*	*83.4%*	*75.1%*	*80.2%*	*77.3%*
Adj. EBITDA incl. unconsolidated affiliates	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**	**181,106**	**229,352**	**247,668**	**163,429**	**821,255**	**165,962**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(1,832)	(2,071)	(2,183)	(2,024)	(8,110)	(2,017)	(2,043)	(3,062)	(3,229)	(10,351)	(3,553)
Adjusted EBITDA	**177,968**	**261,388**	**269,005**	**142,246**	**850,607**	**179,089**	**227,309**	**244,606**	**160,200**	**811,204**	**162,409**
Dividends from unconsolidated affiliates	-	-	4,432	-	4,432	-	-	26,945	3,498	30,443	5,120
Non-monetary items	(8,839)	(60,629)	(14,755)	(15,057)	(99,280)	(14,632)	(7,729)	(10,288)	(4,783)	(37,432)	(4,334)
Interest and income tax paid	(26,760)	(133,844)	(29,212)	(143,721)	(333,537)	(13,925)	(129,405)	(24,339)	(131,845)	(299,514)	(11,436)
Principal amortization of indebtedness net of new indebtedness at projects	(17,647)[3]	(71,028)	(13,025)	(127,947)	(229,647)	(15,176)	(93,935)	(22,115)	(123,568)	(254,794)	(14,898)
Deposits into/withdrawals from debt service accounts[4]	(16,631)	(2,643)	(26,128)	4,205	(41,197)	21,461	25,564	(52,463)	4,721	(717)	32,921
Change in non-restricted cash at project companies[4]	(63,782)	85,444	(93,166)	93,857	22,352	(61,445)	69,866	(58,847)	119,707	69,281	(50,467)
Dividends paid to non-controlling interests	-	(6,787)	(2,958)	-	(9,745)	-	(5,105)	(18,978)	(5,156)	(29,239)	(4,915)
Changes in other assets and liabilities	(1,278)	(25,195)	(51,465)	85,499	7,562	(50,253)	(37,183)	(38,792)	27,271	(98,957)	(66,842)
Cash Available For Distribution (CAFD)	**43,031**	**46,706**	**42,728**	**39,082**	**171,547**	**45,119**	**49,382**	**45,729**	**50,045**	**190,275**	**47,558**
Dividends declared[1]	32,070	34,074	36,078	37,080	139,302	39,625	40,641	41,657	41,657	163,579	41,657
# of shares at the end of the period	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	101,601,662	101,601,662	101,601,662	101,601,662	101,601,662
DPS (in $ per share)	**0.32**	**0.34**	**0.36**	**0.37**	**1.39**	**0.39**	**0.40**	**0.41**	**0.41**	**1.61**	**0.41**

Debt details

US $ in millions	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019	1Q20
Project debt	5,533.8	5,218.8	5,214.7	5,091.1	5,091.1	5,076.4	4,997.4	4,931.3	4,852.3	4,852.3	4,777.2
Project cash	(604.5)	(504.9)	(609.6)	(524.8)	(524.8)	(546.7)	(469.0)	(568.5)	(496.8)	(496.8)	(535.3)
Net project debt	**4,929.3**	**4,713.9**	**4,605.1**	**4,566.3**	**4,566.3**	**4,529.6**	**4,528.4**	**4,362.8**	**4,355.6**	**4,355.6**	**4,241.9**
Corporate debt	657.3	639.0	641.8	684.1	684.1	697.5	689.6	686.4	723.8	723.8	807.3
Corporate cash	(151.4)	(152.3)	(135.1)	(106.7)	(106.7)	(107.9)	(107.0)	(73.2)	(66)	(66)	(154.9)
Net corporate debt	**505.9**	**486.8**	**506.7**	**577.4**	**577.4**	**589.7**	**582.6**	**613.2**	**657.8**	**657.8**	**652.4**
Total net debt	**5,435.2**	**5,200.6**	**5,111.8**	**5,143.6**	**5,143.6**	**5.119.3**	**5,111.0**	**4,976.0**	**5,013.3**	**5,013.3**	**4,894.4**
Net Corporate Debt/CAFD pre corporate interests[2]	**2.3x**	**2.2x**	**2.3x**	**2.7x**	**2.7x**	**2.5x**	**2.5x**	**2.7x**	**2.9x**	**2.9x**	**2.4x**

(1) Dividends are paid to shareholders in the quarter after they are declared.
(2) Ratios presented are the ratios shown on each earnings presentations.
(3) Excludes Solana debt repayments with proceeds received from Abengoa $52.5M in Mar'18.

(4) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform this presentation.

23

Q1 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue — US $ in thousands

Revenue	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q 19	FY 2019	1Q20
by Geography											
NORTH AMERICA	61,781	110,534	122,309	62,553	357,177	60,441	104,095	109,378	59,052	332,965	59,283
SOUTH AMERICA	29,536	30,345	31,928	31,405	123,214	33,493	35,597	36,671	36,447	142,207	35,654
EMEA	133,948	146,969	169,576	112,938	563,431	127,518	143,646	147,325	117,790	536,280	115,466
by Business Sector											
RENEWABLES	167,225	224,988	259,922	141,422	793,557	156,817	223,269	229,742	151,261	761,090	150,793
EFFICIENT NAT. GAS	28,387	33,050	33,918	35,444	130,799	34,009	27,689	31,193	29,390	122,281	26,403
TRANSMISSION	23,840	24,063	24,018	24,076	95,998	24,867	26,231	25,926	26,429	103,453	26,608
WATER	5,813	5,747	5,955	5,954	23,468	5,759	6,149	6,511	6,209	24,629	6,599
Total Revenue	**225,265**	**287,848**	**323,813**	**206,896**	**1,043,822**	**221,452**	**283,338**	**293,373**	**213,289**	**1,011,452**	**210,403**

Adj. EBITDA incl. unconsolidated affiliates	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019	1Q20
by Geography											
NORTH AMERICA	60,247	94,411	117,498	36,591	308,748	50,870	96,293	108,198	51,881	307,242	52,661
	97.5%	85.4%	96.1%	58.5%	86.4%	84.2%	92.5%	98.9%	88.8%	92.3%	88.8%
SOUTH AMERICA[1]	24,180	25,067	26,987	23,999	100,233	28,212	29,252	30,293	27,589	115,346	28,422
	81.9%	82.6%	84.5%	76.4%	81.3%	84.2%	82.2%	82.6%	75.6%	81.1%	79.7%
EMEA	95,373	143,979	126,703	83,681	449,736	102,024	103,807	109,177	83,959	398,968	84,879
	71.2%	98.0%	74.7%	74.1%	79.8%	80.0%	72.3%	74.1%	71.3%	74.4%	73.5%
by Business Sector											
RENEWABLES	131,434	213,952	220,529	98,514	664,429	123,484	177,910	192,168	110,517	604,079	113,670
	78.6%	95.1%	84.8%	69.7%	83.7%	78.7%	79.7%	83.6%	73.1%	79.4%	75.4%
EFFICIENT NAT. GAS	23,330	23,652	24,742	22,134	93,858	30,476	23,826	27,983	26,915	109,200	24,462
	82.2%	71,.6%	72.9%	62.4%	71.8%	89.6%	86.1%	89.7%	91.6%	89.3%	92.6%
TRANSMISSION[1]	19,837	20,463	20,148	18,014	78,463	21,650	21,936	21,548	20,524	85,658	21,922
	83.2%	85.0%	83.9%	74.8%	81.7%	87.1%	83.6%	83.1%	77.6%	82.7%	82.4%
WATER	5,199	5,392	5,769	5,608	21,967	5,496	5,680	5,969	5,473	22,619	5,908
	89.4%	93.8%	96.9%	94.2%	93.6%	95.4%	92.4%	91.7%	88.1%	91.8%	89.5%
Total Adj. EBITDA incl. unconsolidated affiliates[1]	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**	**181,106**	**229,352**	**247,668**	**163,429**	**821,556**	**165,962**
	79.8%	91.5%	83.7%	69.7%	82.3%	81.8%	80.9%	82.5%	76.6%	81.2%	78.7%

(1) Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates. Additionally, it includes the dividend from our preferred equity investment in Brazil (or its compensation) of $10.4M in Q1 2017.

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Q4 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation[1] (at the end of the period)		1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019	1Q20
RENEWABLES	(MW)	1,446	1,446	1,446	1,496	1,496	1,496	1,496	1,496	1,496	1,496	1,496
EFF. NATURAL GAS[2]	(electric MW)	300	300	300	300	300	300	300	343	343	343	343
TRANSMISSION	(Miles)	1,099	1,099	1,099	1,152	1,152	1,152	1,152	1,152	1,166	1,166	1,166
WATER	(Mft³/day)	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5

Production / Availability		1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019	1Q20
RENEWABLES[3]	(GWh)	507	939	1,109	504	3,058	581	1,071	1,048	536	3,236	526
EFFICIENT NATURAL GAS[4]	(GWh)	547	554	613	603	2,318	383	483	615	694	2,090	644
	(electric availability %)[5]	97.9%	99.3%	101.3%	100.9%	99.8%	87.1%	89.9%	101.5%	101.4%	95.0%	102.4%
TRANSMISSION	(availability %)[6]	100.0%	99.9%	100.0%	99.8%	99.9%	99.9%	100.0%	99.9%	100%	100%	99.9%
WATER	(availability %)[7]	99.1%	102.6%	103.7%	102.5%	102.0%	99.8%	100.6%	103.6%	100.1%	101.2%	101.8%

(1) Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
(2) Includes 30% share of the investment in Monterrey since August 2, 2019.
(3) Includes curtailment in wind assets for which we receive compensation.
(4) Efficient Natural Gas production and availability were impacted by a scheduled major maintenance in Q1 2019 and Q2 2019, which occurs periodically. GWh produced in also includes 30% production from Monterrey since August 2019.
(5) Electric availability refers to operational MW over contracted MW with PEMEX.
(6) Availability refers to actual availability adjusted as per contract.
(7) Availability refers to actual availability divided by contracted availability.

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       1Q18  2Q18  3Q18  4Q18  FY 2018    1Q19  2Q19  3Q19  4Q19  FY 2019    1Q20                                   US     18.8%  39.9%  38.9%  15.0%  28.2%    15.2%  39.8%  35.2%  16.3%  26.6%    18.2%   Spain     8.8%  20.8%  30.6%  7.3%  16.9%    12.1%  26.7%  27.2%  6.7%  18.2%    8.0%   Kaxu    36.9%  27.6%  29.9%  50.0%  36.0%    48.7%  27.8%  27.5%  45.4%  37.3%    28.9%                                WIND2 Uruguay     31.2%  34.5%  42.3%  40.7%  37.2%    33.0%  36.3%  40.9%  38.0%  37.2%    34.6%  SOLAR      Historical Capacity Factors1  HISTORICAL FINANCIAL REVIEWCapacity Factors  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Includes curtailment production in wind assets for which we receive compensation.

Q1 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown Based on Estimated CAFD[1]

CURRENCY[2]

>90% Denominated in USD

SECTOR



- 69% Renewable
- 15% Transmission & Transport.
- 13% Efficient Natural Gas
- 3% Water

GEOGRAPHY



- 45% North America
- 35% Europe
- 12% South America
- 8% RoW

~ **90%** of long-term interest rates in projects are fixed or hedged[2]

(1) Based on CAFD estimates for the 2020-2024 period, including the acquisitions announced. See "Disclaimer – Forward Looking Statements".
(2) Including the effect of currency swap agreements.

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AT A GLANCESizeable and Diversified Asset Portfolio  As of December 31, 2019   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING 1  YEARS INCONTRACT LEFT  CURRENCY  RENEWABLE ENERGY  Solana    100%2  USA (Arizona)  280 MW  APS  A-/A2/A-  24  USD    Mojave    100%  USA (California)  280 MW  PG&E  NR/WR/WD  20  USD    Solaben 2/3    70%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  18/17  EUR 4    Solacor 1/2    87%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  17/17  EUR 4    PS 10/20    100%  Spain  31 MW  Kingdom of Spain  A/Baa1/A-  12/14  EUR 4    Helioenergy 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  17/17  EUR 4    Helios 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  18/18  EUR 4    Solnova 1/3/4    100%  Spain  3x50 MW  Kingdom of Spain  A/Baa1/A-  15/15/16  EUR 4    Solaben 1/6    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  19/19  EUR 4    Seville PV    80%  Spain  1 MW  Kingdom of Spain  A/Baa1/A-  16  EUR    Kaxu    51%  South Africa  100 MW  Eskom  BB/Ba1/BB3  15  ZAR    Palmatir    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-3  14  USD    Cadonal    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-3  15  USD    Melowind    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-3  16  USD    Mini-Hydro    100%  Peru  4 MW  Peru  BBB+/A3/BBB+  13  USD  EFFICIENT NATURAL GAS  ACT    100%  Mexico  300 MW  Pemex  BBB/Ba2/BB-  13  USD 5    Monterrey    30%  Mexico  142 MW  Industrial Customers  Not rated  19  USD 5  ELECTRICAL TRANSMISSION  ATN    100%  Peru  379 miles  Peru  BBB+/A3/BBB+  21  USD 5    ATS    100%  Peru  569 miles  Peru  BBB+/A3/BBB+  24  USD 5    ATN 2    100%  Peru  81 miles  Minera Las Bambas  Not rated  13  USD 5    Quadra 1&2    100%  Chile  81 miles  Sierra Gorda  Not rated  15/15  USD 5    Palmucho    100%  Chile  6 miles  Enel Generacion Chile  BBB+/Baa1 /A-  18  USD 5    Chile TL3    100%  Chile  50 miles  CNE  A+/A1/A  Regulated  USD 5  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  14  USD 5    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  18  USD 5          Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of May 7, 2020.Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.For Kaxu, it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind, it refers to the credit rating of Uruguay, as UTE is unrated.Gross cash in euros dollarized through currency hedges.USD denominated but payable in local currency.

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

 RECONCILIATIONReconciliation of Cash Available For Distribution and Adjusted EBITDA to Profit/(loss) for the period attributable to the Company  (in thousands of U.S. dollars)        For the three-month period ended March 31,               2020     2019                Profit/(loss) for the period attributable to the Company        $ (40,511)    $ (8,957)  Profit attributable to non-controlling interest        2,246    5,267  Income tax        (10,147)    9,577  Share of loss/(profit) of associates carried under the equity method        668    (1,823)  Financial expense, net        100,534    99,289  Operating profit        $ 52,790    $ 103,353  Depreciation, amortization, and impairment charges        109,619    75,736  Adjusted EBITDA        $ 162,409    $ 179,089  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates        3,553    2,017  Adjusted EBITDA including unconsolidated affiliates1        $ 165,962    $ 181,106  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates        (3,553)    (2,017)  Dividends from equity method investments        5,120    -  Non-monetary items        (4,334)    (14,632)  Interest and income tax paid        (11,436)    (13,925)  Principal amortization of indebtedness        (14,898)    (15,176)  Deposits into/ withdrawals from restricted accounts2        32,921    21,461  Change in non-restricted cash at project level2         (50,467)    (61,445)  Dividends paid to non-controlling interests        (4,915)    -  Changes in other assets and liabilities        (66,843)    (50,253)  Cash Available For Distribution        $ 47,558    $ 45,119  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.“Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior period has been recalculated to conform this presentation.

 RECONCILIATIONReconciliation of Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)      For the three-month period ended March 31,             2020     2019              Net cash provided by operating activities      85,685    $ 96,889  Net interest and income tax paid       11,436    13,925  Variations in working capital       59,333    54,508  Other non-cash adjustments and other      5,955    13,767  Adjusted EBITDA      162,409     $ 179,089  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates      3,553    2,017  Adjusted EBITDA including unconsolidated affiliates1      $ 165,962    $ 181,106  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

 RECONCILIATIONReconciliation of Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin  (in thousands of U.S. dollars)    For the three-month period ended March 31,           2020     2019            Revenue    $ 210,403     $ 221,452            Profit/(loss) for the period attributable to the Company    $ (40,511)    $ (8,957)  Profit attributable to non-controlling interest    2,246    5,267  Income tax    (10,147)    9,577  Share of loss/(profit) of associates carried under the equity method    668    (1,823)  Financial expense, net    100,534    99,289  Operating profit    $ 52,790    $ 103,353  Operating profit margin    % 25.1% 46.7            Depreciation, amortization, and impairment charges    52.1    34.2            Adjusted EBITDA margin     % 77.2% 80.9  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    1.6    0.9  Adjusted EBITDA Margin including unconsolidated affiliates1% 78.8% 81.8  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

 Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: May 7, 2020	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer